Consent of Independent Registered Public Accounting Firm

The Board of Directors
GenVec, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-_______) on Form S-8 of GenVec, Inc. of our reports dated March 17, 2008, with respect to (1) the balance sheets of GenVec, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, and (2) the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of GenVec, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP
McLean, Virginia
September 25, 2008